Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

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FIRST FINANCIAL NORTHWEST, INC.

(Name of registrant as specified in its charter)

(Name of person(s) filing proxy statement, if other than the registrant)

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April 13, 2009

Dear Shareholder:

You are cordially invited to attend the annual meeting of shareholders of First Financial Northwest, Inc. to be held at the Carco Theatre, located at 1717 SE Maple Valley Highway, Renton, Washington, on Wednesday, May 20, 2009 at 9:00 a.m., local time.

The Notice of Annual Meeting of Shareholders and Proxy Statement appearing on the following pages describe the formal business to be transacted at the meeting. During the meeting, we will also report on our operations. Directors and officers of First Financial Northwest, Inc., as well as a representative of KPMG LLP, our independent auditor for the year ended December 31, 2008, will be present to respond to appropriate questions of shareholders. A representative of Moss Adams LLP, our independent auditor for the year ending December 31, 2009, will also be present.

It is important that your shares are represented at the meeting, whether or not you attend in person and regardless of the number of shares you own. To make sure your shares are represented, we urge you to complete and mail the enclosed proxy card. If you attend the meeting, you may vote in person even if you have previously mailed a proxy card.

We look forward to seeing you at the meeting.

Sincerely,

/s/Victor Karpiak

Victor Karpiak
Chairman, President and Chief Executive Officer

FIRST FINANCIAL NORTHWEST, INC.
201 WELLS AVENUE SOUTH
RENTON, WASHINGTON 98057
(425) 255-4400

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 20, 2009

Notice is hereby given that the annual meeting of shareholders of First Financial Northwest, Inc. will be held at the Carco Theatre, located at 1717 SE Maple Valley Highway, Renton, Washington, on Wednesday, May 20, 2009, at 9:00 a.m., local time, for the following purposes:

Proposal 1. To elect three directors of First Financial Northwest, Inc.
Proposal 2. To ratify the appointment of Moss Adams LLP as our independent auditor for 2009

We will also consider and act upon such other business as may properly come before the meeting, or any adjournment or postponement thereof. As of the date of this notice, we are not aware of any other business to come before the annual meeting.

The Board of Directors has fixed the close of business on March 31, 2009 as the record date for the annual meeting. This means that shareholders of record at the close of business on that date are entitled to receive notice of, and to vote at the meeting and any adjournment thereof. **To ensure that your shares are represented at the meeting, please take the time to vote by signing, dating and mailing the enclosed proxy card which is solicited by the Board of Directors. The proxy will not be used if you attend and vote at the annual meeting in person. Regardless of the number of shares you own, your vote is very important. Please act today.**

BY ORDER OF THE BOARD OF DIRECTORS

/s/Harry A. Blencoe

HARRY A. BLENCOE
SECRETARY

Renton, Washington
April 13, 2009

IMPORTANT: The prompt return of proxies will save us the expense of further requests for proxies in order to ensure a quorum. A pre-addressed envelope is enclosed for your convenience. No postage is required if mailed in the United States.

PROXY STATEMENT
OF
FIRST FINANCIAL NORTHWEST, INC.
201 WELLS AVENUE SOUTH
RENTON, WASHINGTON 98057
(425) 255-4400

ANNUAL MEETING OF SHAREHOLDERS
MAY 20, 2009

The Board of Directors of First Financial Northwest, Inc. is using this Proxy Statement to solicit proxies from our shareholders for use at our annual meeting of shareholders. We are first mailing this Proxy Statement and the enclosed form of proxy to our shareholders on or about April 13, 2009.

The information provided in this Proxy Statement relates to First Financial Northwest, Inc. and its wholly-owned subsidiary, First Savings Bank Northwest. First Financial Northwest, Inc. may also be referred to as "First Financial" and First Savings Bank Northwest may also be referred to as "First Savings Bank" or the "Bank." References to "we," "us" and "our" refer to First Financial and, as the context requires, First Savings Bank.

INFORMATION ABOUT THE ANNUAL MEETING

Time and Place of the Annual Meeting

Our annual meeting will be held as follows:

Date: Wednesday, May 20, 2009
Time: 9:00 a.m., local time
Place: Carco Theatre, 1717 SE Maple Valley Highway, Renton, Washington

Matters to Be Considered at the Annual Meeting

At the meeting, you will be asked to consider and vote upon the following proposals:

Proposal 1. To elect three directors of First Financial Northwest, Inc.
Proposal 2. To ratify the appointment of Moss Adams LLP as our independent auditor for 2009

We also will transact any other business that may properly come before the annual meeting. As of the date of this Proxy Statement, we are not aware of any other business to be presented for consideration at the annual meeting other than the matters described in this Proxy Statement.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to Be Held on May 20, 2009

Our Proxy Statement and 2008 Annual Report to Shareholders are available at http://www.snl.com/IRWebLinkX/GenPage.aspx?IID=4087275&GKP=203202. The following materials are available for review:

- Proxy Statement;
- proxy card; and
- 2008 Annual Report to Shareholders.

Directions to attend the annual meeting, where you may vote in person, can be found online at http://rentonwa.gov/living/default.aspx?id=156.

Who is Entitled to Vote?

We have fixed the close of business on March 31, 2009 as the record date for shareholders entitled to notice of and to vote at our annual meeting. Only holders of record of First Financial's common stock on that date are entitled to notice of and to vote at the annual meeting. You are entitled to one vote for each share of First Financial common stock you own, unless you own more than 10% of First Financial's outstanding shares. As provided in our Articles of Incorporation, record holders of common stock who beneficially own in excess of 10% of First Financial's outstanding shares are not entitled to any vote in respect of the shares held in excess of the 10% limit unless our Board of Directors has granted permission in advance. On March 31, 2009, there were 20,363,120 shares of First Financial common stock outstanding and entitled to vote at the annual meeting.

How Do I Vote at the Annual Meeting?

Proxies are solicited to provide all shareholders of record on the voting record date an opportunity to vote on matters scheduled for the annual meeting and described in these materials. You are a shareholder of record if your shares of First Financial common stock are held in your name. If you are a beneficial owner of First Financial common stock held by a broker, bank or other nominee (i.e., in "street name"), please see the instructions in the following question.

Shares of First Financial common stock can only be voted if the shareholder is present in person or by proxy at the annual meeting. To ensure your representation at the annual meeting, we recommend you vote by proxy even if you plan to attend the annual meeting. You can always change your vote at the meeting if you are a shareholder of record.

Voting instructions are included on your proxy card. Shares of First Financial common stock represented by properly executed proxies will be voted by the individuals named on the proxy card in accordance with the shareholder's instructions. Where properly executed proxies are returned to us with no specific instruction as how to vote at the annual meeting, the persons named in the proxy will vote the shares "FOR" the election of each of our director nominees and "FOR" the ratification of the appointment of Moss Adams LLP as our independent auditor. If any other matters are properly presented at the annual meeting for action, the persons named in the enclosed proxy and acting thereunder will have the discretion to vote on these matters in accordance with their best judgment. We do not currently expect that any other matters will be properly presented for action at the annual meeting.

You may receive more than one proxy card depending on how your shares are held. For example, you may hold some of your shares individually, some jointly with your spouse and some in trust for your children. In this case, you will receive three separate proxy cards to vote.

What if My Shares Are Held in Street Name?

If you are the beneficial owner of shares held in street name by a broker, your broker, as the record holder of the shares, is required to vote the shares in accordance with your instructions. If your common stock is held in street name, you will receive instructions from your broker that you must follow in order to have your shares voted. Your broker may allow you to deliver your voting instructions via the telephone or the Internet. Please see the instruction form that accompanies this Proxy Statement. If you do not give instructions to your broker, your broker may nevertheless vote the shares with respect to discretionary items, but will not be permitted to vote your shares with respect to non-discretionary items, pursuant to current industry practice. In the case of non-discretionary items, shares not voted are treated as "broker non-votes." The proposals to elect directors and ratify the appointment of our independent auditor described in this Proxy Statement are considered discretionary items under the rules of The Nasdaq Stock Market LLC ("Nasdaq").

If your shares are held in street name, you will need proof of ownership to be admitted to the annual meeting. A recent brokerage statement or letter from the record holder of your shares are examples of proof of ownership. If you want to vote your shares of common stock held in street name in person at the annual meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.

How Will My Shares of Common Stock Held in the Employee Stock Ownership Plan Be Voted?

We maintain the First Financial Northwest, Inc. Employee Stock Ownership Plan ("ESOP") for the benefit of our employees. Each participant may instruct the trustee how to vote the shares of First Financial common stock allocated to his or her account under the ESOP by completing the voting instruction sheet distributed by the administrator. If a participant properly executes the voting instruction sheet, the administrator will instruct the trustee to vote the participant's shares in accordance with the participant's instructions. Unallocated shares of First Financial common stock held in the ESOP will be voted by trustee in the same proportion as shares for which the trustee has received voting instructions. Allocated shares for which proper voting instructions are not received shall be voted by the trustee in the manner directed by the administrator. The administrator of the ESOP is Crowe Horwath.

How Many Shares Must Be Present to Hold the Meeting?

A quorum must be present at the meeting for any business to be conducted. The presence at the meeting, in person or by proxy, of at least a majority of the shares of First Financial common stock entitled to vote at the annual meeting as of the record date will constitute a quorum. Proxies received but marked as abstentions will be included in the calculation of the number of shares considered to be present at the meeting.

What if a Quorum Is Not Present at the Meeting?

If a quorum is not present at the scheduled time of the meeting, a majority of the shareholders present or represented by proxy may adjourn the meeting until a quorum is present. The time and place of the adjourned meeting will be announced at the time the adjournment is taken, and no other notice will be given unless the adjourned meeting is set to be held 120 days or more after the original meeting. An adjournment will have no effect on the business that may be conducted at the meeting.

Vote Required to Approve Proposal 1: Election of Directors

Directors are elected by a plurality of the votes cast, in person or by proxy, at the annual meeting by holders of First Financial common stock. Accordingly, the three nominees for election as directors who receive the highest number of votes actually cast will be elected. Pursuant to our Articles of Incorporation, shareholders are not permitted to cumulate their votes for the election of directors. Votes may be cast for or withheld from each nominee. Votes that are withheld will have no effect on the outcome of the election because the nominees receiving the greatest number of votes will be elected. **Our Board of Directors unanimously recommends that you vote "FOR" the election of each of its director nominees.**

Vote Required to Approve Proposal 2: Ratification of the Appointment of the Independent Auditor

Ratification of the appointment of Moss Adams LLP as our independent auditor for the fiscal year ending December 31, 2009 requires the affirmative vote of a majority of the outstanding shares present in person or by proxy at the annual meeting. Abstentions are not affirmative votes and, therefore, will have the same effect as a vote against the proposal. **Our Board of Directors unanimously recommends that you vote "FOR" the ratification of the appointment of the independent auditor.**

May I Revoke My Proxy?

You may revoke your proxy before it is voted by:

• submitting a new proxy with a later date;

• notifying the Secretary of First Financial in writing before the annual meeting that you have revoked your proxy; or

• voting in person at the annual meeting.

If you plan to attend the annual meeting and wish to vote in person, we will give you a ballot at the annual meeting. However, if your shares are held in street name, you must bring a validly executed proxy from the nominee indicating that you have the right to vote your shares.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 31, 2009, the voting record date, information regarding share ownership of:

• those persons or entities (or groups of affiliated person or entities) known by management to beneficially own more than five percent of First Financial's common stock other than directors and executive officers;

• each director and director nominee of First Financial;

• each executive officer of First Financial or any of its subsidiaries named in the Summary Compensation Table appearing under "Executive Compensation" below (known as "named executive officers"); and

• all current directors and executive officers of First Financial and its subsidiaries as a group.

Persons and groups who beneficially own in excess of five percent of First Financial's common stock are required to file with the Securities and Exchange Commission ("SEC"), and provide us a copy, reports disclosing their ownership pursuant to the Securities Exchange Act of 1934. To our knowledge, no other person or entity, other than the ones set forth below, beneficially owned more than five percent of the outstanding shares of First Financial's common stock as of the close of business on the voting record date.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In accordance with Rule 13d-3 of the Securities Exchange Act, a person is deemed to be the beneficial owner of any shares of common stock if he or she has voting and/or investment power with respect to those shares. Therefore, the table below includes shares owned by spouses, other immediate family members in trust, shares held in retirement accounts or funds for the benefit of the named individuals, shares held in the ESOP, and other forms of ownership, over which shares the persons named in the table may possess voting and/or investment power.

As of the voting record date, there were 20,363,120 shares of First Financial common stock outstanding.

Name	Number of Shares Beneficially Owned	Percent of Shares Outstanding (%)
Beneficial Owners of More Than 5%		
First Financial Northwest, Inc. Employee Stock Ownership Plan	1,692,800(1)	8.31
201 Wells Avenue South		
Renton, Washington 98057		
First Financial Northwest Foundation	1,692,800(2)	8.31
P.O. Box 419		
Renton, Washington 98057		
Craig A. White	1,362,500(3)	6.69
136 Heber Avenue, Suite 204		
Park City, Utah 84060		
Tyndall Capital Partners, L.P.	1,188,200(3)	5.84
599 Lexington Avenue, Suite 4100		
New York, New York 10022		

(Table continues on following page)

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Name	Number of Shares Beneficially Owned	Percent of Shares Outstanding (%)
Directors		
Victor Karpiak (5)	50,000 (6)	*
Harry A. Blencoe	50,000 (7)	*
Joann E. Lee	30,000 (8)	*
Gary F. Kohlwes	57,000 (9)	*
Robert L. Anderson	25,000 (10)	*
Gerald Edlund	50,000 (11)	*
Robert W. McLendon	25,000	*
Gary F. Faull	26,500	*
William A. Longbrake	50,000 (12)	*
Named Executive Officers		
Kari A. Stenslie	--	--
David G. Kroeger	15,670 (13)	*
Robert H. Gagnier	6,000	*
Roger Elmore	23,050	*
All Executive Officers and Directors as a Group (15 persons)	411,449	2.02%

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*   Less than one percent of shares outstanding.

(1)   The ESOP has sole voting power with respect to 1,551,734 shares, shared voting power with respect to 141,066 shares and sole dispositive power with respect to 1,692,800 shares.

(2)   We established the First Financial Northwest Foundation in connection with the mutual to stock conversion of First Savings Bank (previously known as the First Savings Bank of Renton) for the purpose of furthering our commitment to the local community. Shares of common stock held by the Foundation will be voted in the same proportion as all other shares of common stock on all proposals considered by First Financial's shareholders.

(3)   Based solely on a Schedule 13D dated January 28, 2008, regarding shares owned as of that date.

(4)   Based solely on a Schedule 13G/A dated February 17, 2009, regarding shares owned as of December 31, 2008. According to this filing, Tyndall Partners, L.P., a Delaware limited partnership, owns 831,740 shares of First Financial's common stock, and Tyndall Institutional Partners, L.P., a Delaware limited partnership, owns 356,460 shares of First Financial's common stock. Tyndall Capital Partners, L.P. is the general partner of Tyndall Partners, L.P. and Tyndall Institutional Partners, L.P. and possesses the sole power to vote and the sole power to direct the disposition of all shares of First Financial common stock held by these entities.

(5)   Mr. Karpiak is also a named executive officer of First Financial.

(6)   Includes 25,000 shares owned solely by his spouse, all of which have been pledged.

(7)   Includes 25,000 shares owned solely by his spouse.

(8)   Includes 15,000 shares owned solely by her spouse.

(9)   Includes 25,000 shares owned solely by his spouse, as well as 600 shares owned as custodian for a minor.

(10)   Held jointly with his spouse.

(11)   Includes 3,100 shares owned solely by his spouse, 16,600 held jointly with his spouse (all of which have been pledged) and 23,000 shares owned by companies he and his spouse control.

(12)   These shares have been pledged.

(13)   Includes 7,835 shares owned solely by his spouse.

PROPOSAL 1 – ELECTION OF DIRECTORS

     Our Board of Directors consists of nine members and is divided into three classes. One-third of the directors are elected annually to serve for a three-year period or until their respective successors are elected and qualified. The table below sets forth information regarding each director of First Financial and each nominee for director. The Nominating and Corporate Governance Committee of the Board of Directors selects nominees for election as directors. All of our nominees currently serve as First Financial directors. Each nominee has consented to being named in this

Proxy Statement and has agreed to serve if elected. If a nominee is unable to stand for election, the Board of Directors may either reduce the number of directors to be elected or select a substitute nominee. If a substitute nominee is selected, the proxy holders will vote your shares for the substitute nominee, unless you have withheld authority. At this time, we are not aware of any reason why a nominee might be unable to serve if elected.

The Board of Directors recommends a vote "FOR" the election of Victor Karpiak, Robert W. McLendon and William A. Longbrake.

Name	Age as of December 31, 2008	Year First Elected or Appointed Director (1)	Term to Expire
BOARD NOMINEES			
Victor Karpiak	54	1998	2012 (2)
Robert W. McLendon	85	1985	2012 (2)
William A. Longbrake	65	2008	2012 (2)
DIRECTORS CONTINUING IN OFFICE			
Harry A. Blencoe	84	1959	2010
Gary F. Faull	64	1999	2010
Joann E. Lee	53	2005	2010
Gary F. Kohlwes	72	1977	2011
Robert L. Anderson	75	1980	2011
Gerald Edlund	72	1985	2011

(1)   For years prior to 2008, includes prior service on the Board of Directors of First Savings Bank (previously known as the First Savings Bank of Renton).

(2)   Assuming election or re-election.

Set forth below is the principal occupation of each nominee for director. All nominees have held their present positions for at least five years unless otherwise indicated.

Victor Karpiak is Chairman of the Board, President and Chief Executive Officer of First Financial and First Savings Bank, positions held since the companies were established in 2007 as part of the mutual to stock conversion process. Mr. Karpiak also served as Chief Financial Officer from 2007 until February 2008. Prior to the conversion, he held the same positions with our predecessors, First Financial Holdings, MHC, First Financial of Renton and First Savings Bank of Renton. Before his appointment as President of First Savings Bank of Renton in 1999, he served as Executive Vice President and Chief Financial Officer. Mr. Karpiak has served as President and Chief Financial Officer of First Financial Holdings, MHC and First Financial of Renton since they were established in 2002. In January 2005, he was appointed Chairman of the Board and Chief Executive Officer of First Financial Holdings, MHC, First Financial of Renton and First Savings Bank of Renton. He has been with First Savings Bank for 30 years. Mr. Karpiak is a past director of the Renton Community Foundation, a past director and Chairman of the Greater Renton Chamber of Commerce, a past director and Resource Development Chairman of Renton River Days, a director and Secretary of the Senior Housing Assistance Group, a member of the Renton Rotary Club, and a member and past President of the Kiwanis Club of Renton.

Robert W. McLendon serves as a director of First Financial and First Savings Bank, positions held since the companies were established in 2007 as part of the mutual to stock conversion process. Prior to the conversion, he served as a director of First Financial Holdings, MHC, First Financial of Renton and First Savings Bank of Renton. Mr. McLendon has served as a director of First Savings Bank of Renton since 1985. Additionally, he served as Secretary of First Financial of Renton from its incorporation in 2002 until the conversion. Mr. McLendon retired from the hardware business after 50 years of service with one organization, McLendon Hardware, Inc., a seven store chain distributing retail and wholesale hardware products throughout Western Washington. At retirement his position with

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the company was that of President and Chairman of the Board. Mr. McLendon is a business graduate of the University of Washington, and is a member of the Veterans of Foreign Wars and The American Legion.

William A. Longbrake serves as a director of First Financial and First Savings Bank, positions held since his appointment in September 2008. Mr. Longbrake served as Vice Chair of Washington Mutual Bank from 1996 until his retirement in September 2008. He had been affiliated with Washington Mutual since 1982, including having served as Chief Financial Officer from 1982 to 2002, except from 1995 to 1996 when he served as Chief Financial Officer and Deputy to the Chairman for Finance at the Federal Deposit Insurance Corporation. Mr. Longbrake began his professional career in 1971 with the Federal Deposit Insurance Corporation and later with the Office of the Comptroller of the Currency. Mr. Longbrake is also active in numerous academic, business and community service organizations. He currently serves on the Board of the Local Initiative Support Corporation, which provides affordable housing nationwide. He chairs the Washington State Citizens Commission for Review of Tax Preferences and also is a member of the Governor's Council of Economic Advisors for Washington State. He serves on the University of Washington Business School Advisory Board and the University of Maryland Robert H. Smith School of Business Board of Visitors. He also serves on the Board of Directors of the Federal Home Loan Bank of Seattle and the Washington Financial League, is member of several committees for the American Bankers Association and is Chairman Emeritus of the Financial Services Roundtable's Housing Policy Council. Mr. Longbrake also serves on the Boards of Trustees of the College of Wooster and the Auburn Theological Seminary. Mr. Longbrake has a Bachelor of Arts in Economics from the College of Wooster, a Masters in Monetary Economics and a Masters of Business Administration from the University of Wisconsin, and a PhD in Finance from the University of Maryland.

Harry A. Blencoe serves as a director and Secretary of First Financial and as a director of First Savings Bank, positions held since the companies were established in 2007 as part of the mutual to stock conversion process. Prior to the conversion, he served as a director of First Financial Holdings, MHC, First Financial of Renton and First Savings Bank of Renton. Mr. Blencoe was appointed as a director of First Savings Bank of Renton in 1959, serving as Chairman and Chief Executive Officer from 1961 until his retirement in December 2004. He also held the position of President from 1961 until 1999. In addition, Mr. Blencoe also served as Chairman of the Board and Chief Executive Officer of First Financial Holdings, MHC and First Financial of Renton since they were established in 2002 until his retirement. He has been associated with First Savings Bank since 1950. Mr. Blencoe is a past director of the Renton Community Foundation, and a past president and current member of the Renton Rotary Club and the Mayor's Business Executives Forum. He also serves as a Trustee of the First Financial Northwest Foundation.

Gary F. Faull serves as a director of First Financial and First Savings Bank, positions held since the companies were established in 2007 as part of the mutual to stock conversion process. Prior to the conversion, he served as a director of First Financial Holdings, MHC, First Financial of Renton and First Savings Bank of Renton. Mr. Faull has served as a director of First Savings Bank since 1999. He is an attorney and has been self-employed since 1974 in the law firm of Gary F. Faull Law Offices. Mr. Faull is a member of the Renton Rotary Club, the Greater Renton Chamber of Commerce, Veterans of Foreign Wars, a past director of the Renton Community Foundation and a past president of the South King County Bar Association. Mr. Faull is also a Trustee of the First Financial Northwest Foundation.

Joann E. Lee serves as a director, and Compensation Committee Chair of First Financial and First Savings Bank, positions held since the companies were established in 2007 as part of the mutual to stock conversion process. Ms. Lee is also the Board's designated Financial Expert serving on the Audit Committee. Prior to the conversion, she served as a director of First financial Holdings, MHC, First Financial of Renton and First Savings Bank of Renton since 2005. Ms. Lee is a Certified Public Accountant and has been the owner of Joann Lee & Associates, CPAs since 2002. Prior to that, Ms. Lee spent 11 years as a Certified Public Accountant including an eight year career with the independent public accounting firm of RSM McGladrey. She also served as their Director of the Small Business Division, Puget Sound Region. Ms. Lee is a past president and current Board member of the Renton Rotary Club, and past member of Renton YMCA Board of Directors. She is also a member of the Renton Communities in Schools, Greater Renton Chamber of Commerce and a director of the Renton Technical College Foundation. In addition Ms. Lee serves as a Trustee of the First Financial Northwest Foundation and serves as its Secretary.

Gary F. Kohlwes serves as a director and Audit Committee Chairman of First Financial and First Savings Bank, positions held since the companies were established in 2007 as part of the mutual to stock conversion process. Prior to the conversion, he held the same positions with First Financial Holdings, MHC, First Financial of Renton and First Savings Bank of Renton. He has served as a director of First Savings Bank since 1977 and was appointed in 1982 to the board position of Secretary and Treasurer, positions he continues to hold. Dr. Kohlwes retired in 1997 after 40 years in education with the last 23 plus years as Superintendent of Public Schools for the Renton School District. He also was actively engaged as an owner/operator of a commercial fishing business in Naknek, Alaska since 1963, an operation he continues to oversee. Dr. Kohlwes is a member of the Board of Directors of Washington Pacific Insurance, SPA. He is a past president and a current member of the Renton Rotary Club, past President and founding director of the Renton Community Foundation and a past elected Commissioner of Valley Medical Center. In addition, Dr. Kohlwes is a Trustee of the First Financial Northwest Foundation and serves as its Executive Director.

Robert L. Anderson serves as a director and Chairman of the Nominating/Corporate Governance Committee of First Financial and First Savings Bank, positions held since the companies were established in 2007 as part of the mutual to stock conversion process. Prior to the conversion, he served as a director of First Financial Holdings, MHC, First Financial of Renton and First Savings Bank of Renton. Mr. Anderson has served as a director of First Savings Bank of Renton since 1980 and as Secretary of First Financial Diversified since it was established in 1980 as Savren Service Corporation. He is a retired attorney who prior to his retirement in 1992, served as a senior partner in the law firm of Anderson, Jackson & Stephens. During his professional career Mr. Anderson was elected as a director on the Renton School District's Board of Directors and served with distinction. He is a past president of the Kiwanis Club of Renton and the South King County Bar Association. Mr. Anderson is also a past director of the Ocean Shores Library Board and is currently a member of the Ocean Shores Kiwanis and the Associated Arts of Ocean Shores.

Gerald Edlund serves as a director of First Financial and First Savings Bank, positions held since the companies were established in 2007 as part of the mutual to stock conversion process. Prior to the conversion, he served as a director of First Financial Holdings, MHC, First Financial of Renton and First Savings Bank of Renton. Mr. Edlund has served as a director of First Savings Bank since 1985 and served as Secretary of First Financial Holdings, MHC from its establishment in 2002 until the conversion. He has been President of Edlund Associates, Inc., a landscape architecture firm, since 1980. Mr. Edlund is a member of the New Horizon School Board, a member and past president of the Renton Rotary Club and a member of the Allied Arts of Renton. He was a member of the City of Renton Arts Commission for 24 years and served on the King County Open Space Citizens' Oversight Committee

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MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS
AND CORPORATE GOVERNANCE MATTERS

Board of Directors

The Boards of Directors of First Financial and First Savings Bank conduct their business through board and committee meetings. During the fiscal year ended December 31, 2008, the Board of Directors of First Financial held 12 meetings and the Board of Directors of the Bank held 15 meetings. No director of First Financial or the Bank attended fewer than 75% of the total meetings of the boards and committees on which that person served during this period.

Committees and Committee Charters

The Board of Directors of First Financial has standing Audit, Compensation, Nominating and Corporate Governance, and Executive committees. The Board has adopted written charters for the Audit, Compensation, and Nominating and Corporate Governance committees, copies of which are available on our website at www.fsbnw.com.

Audit Committee. The Audit Committee consists of Directors Kohlwes (Chair), Faull and Lee. The Committee meets at least quarterly to oversee the integrity of the financial reporting process, financial statement audits and systems of internal controls. The Committee also appoints the independent auditor and reviews the audit report prepared by the independent auditor. The Audit Committee met 20 times during the year ended December 31, 2008.

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Each member of the Audit Committee is "independent" in accordance with the requirements for companies listed on Nasdaq. In addition, the Board of Directors has determined that Ms. Lee meets the definition of "audit committee financial expert," as defined by the SEC.

Compensation Committee. The Compensation Committee consists of Directors Lee (Chair), Kohlwes, Anderson, Edlund, McLendon and Faull. The Committee meets at least twice a year to provide oversight regarding personnel, compensation and benefits related matters. The Committee is also responsible for evaluating First Financial's chief executive officer and making recommendations to the full Board regarding director compensation. Each member of the Committee is "independent," in accordance with the requirements for companies quoted on Nasdaq. This Committee met five times during the year ended December 31, 2008.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee, which consists of Directors Anderson (Chair), Edlund and McLendon, assures that we maintain the highest standards and best practices in all critical areas relating to the management of the business of First Financial. The Committee also selects nominees for the election of directors and assesses Board and committee membership needs. The Committee meets at least twice a year. Each member of the Committee is "independent," in accordance with the requirements for companies quoted on Nasdaq. This Committee met twice during the year ended December 31, 2008.

Only those nominations made by the Nominating and Corporate Governance Committee or properly presented by shareholders will be voted upon at the annual meeting. In its deliberations for selecting candidates for nominees as director, the Committee considers the candidate's knowledge of the banking business and involvement in community, business and civic affairs, and also considers whether the candidate would provide for adequate representation of First Savings Bank's market area. Any nominee for director made by the Committee must be highly qualified with regard to some or all these attributes. In searching for qualified director candidates to fill vacancies on the Board, the Committee solicits its current Board of Directors for names of potentially qualified candidates. Additionally, the Committee may request that members of the Board of Directors pursue their own business contacts for the names of potentially qualified candidates. The Committee would then consider the potential pool of director candidates, select the candidate it believes best meets the then-current needs of the Board, and conduct a thorough investigation of the proposed candidate's background to ensure there is no past history that would cause the candidate not to be qualified to serve as one of our directors. Although the Nominating and Corporate Governance Committee charter does not specifically provide for the consideration of shareholder nominees for directors, the Committee will consider director candidates recommended by a shareholder that are submitted in accordance with our Articles of Incorporation. Because our Articles of Incorporation provide a process for shareholder nominations, the Committee did not believe it was necessary to provide for shareholder nominations of directors in its charter. If a shareholder submits a proposed nominee, the Committee would consider the proposed nominee, along with any other proposed nominees recommended by members of our Board of Directors, in the same manner in which the Committee would evaluate its nominees for director. For a description of the proper procedure for shareholder nominations, see "Shareholder Proposals" in this Proxy Statement.

Executive Committee. The Executive Committee, consisting of Directors Karpiak (Chairman) and any two non-employee directors, acts for the Board of Directors when formal Board action is required between regular meetings. Its primary role is to approve loans of between $3 million and $5 million. The Committee has the authority to exercise all powers of the full Board of Directors, except that it does not have the power to act in place of the Audit, Compensation, or Nominating and Corporate Governance committees. The Executive Committee met five times during the year ended December 31, 2008.

Corporate Governance

We are committed to establishing and maintaining high standards of corporate governance. Our executive officers and Board of Directors are working together to establish a comprehensive set of corporate governance initiatives that they believe will serve the long-term interests of our shareholders and employees. These initiatives are intended to comply with the provisions contained in the Sarbanes-Oxley Act of 2002, the rules and regulations of the SEC adopted thereunder, and Nasdaq rules. Our Board of Directors will continue to evaluate and improve our corporate governance principles and policies as necessary and as required.

Director Independence. Our common stock is listed on the Nasdaq Global Select Market. In accordance with Nasdaq requirements, at least a majority of our directors must be independent directors. The Board has determined that seven of our nine directors are independent, as defined by Nasdaq. Directors Kohlwes, Faull, Lee, Edlund, Anderson, McLendon and Longbrake are all independent. Only Victor Karpiak, who is our Chairman, President and Chief Executive Officer, and Harry A. Blencoe, who is our former Chairman, President and Chief Executive Officer, are not independent.

Code of Business Conduct and Ethics. On March 19, 2008, the Board of Directors adopted the Code of Business Conduct and Ethics. The Code is applicable to each of our directors, officers, including the principal executive officer and senior financial officers, and employees and requires individuals to maintain the highest standards of professional conduct. A copy of the Code of Ethics is available on our website at www.fsbnw.com.

Shareholder Communication with the Board of Directors. The Board of Directors welcomes communication from shareholders. Shareholders may send communications to the Board of Directors, First Financial Northwest, Inc., 201 Wells Avenue, Renton, Washington 98057. Shareholders should indicate clearly the director or director(s) to whom the communication is being sent so that each communication may be forwarded appropriately.

Annual Meeting Attendance by Directors. First Financial encourages, but does not require, its directors to attend the annual meeting of shareholders. All directors attended last year's annual meeting of shareholders.

Transactions with Related Persons. First Savings Bank has followed a policy of granting loans to officers and directors, which fully complies with all applicable federal regulations. Loans to directors and executive officers are made in the ordinary course of business and on the same terms and conditions as those of comparable transactions with all customers prevailing at the time, in accordance with our underwriting guidelines, and do not involve more than the normal risk of collectibility or present other unfavorable features.

All loans made to our directors and executive officers are subject to federal regulations restricting loans and other transactions with affiliated persons of First Savings Bank. Loans and available lines of credit to all directors and executive officers and their associates totaled approximately $1.2 million at December 31, 2008, which was less than one percent of our equity at that date. All loans to directors and executive officers were performing in accordance with their terms at December 31, 2008. Total deposits of directors and executive officers were approximately $2.5 million at December 31, 2008.

We recognize that transactions between First Financial or First Savings Bank and any of its directors or executive officers can present potential or actual conflicts of interest and create the appearance that these decisions are based on considerations other than the best interest of First Savings Bank. Therefore as a general matter and in accordance with the Bank's Code of Conduct and Ethics Policy for Employees, Officers and Directors, it is our preference to avoid such transactions. Nevertheless, we recognize that there are situations where such transactions may be in, or may not be inconsistent with, the best interests of First Savings Bank. Accordingly, the Bank has adopted an informal policy which requires its Compensation Committee to review and, if appropriate, to approve or ratify any such transaction. In the event that a member of the Committee is a participant in the transaction, then that member is required to abstain from the discussion, approval or ratification process. Pursuant to the policy, the Committee will review any transaction in which First Savings Bank is or will be a participant and the amount involved exceeds $120,000, and in which any of the directors or executive officers had, has or will have a direct or indirect material interest. After its review, the Committee will only approve or ratify those transactions that are in, or are not inconsistent with, the best interests of First Financial and First Savings Bank, as the Committee determines in good faith.

Director Edlund is a principal in the firm Edlund Associates, Inc., which is a landscape architecture company with design/building services. His company has a landscape maintenance contract with First Savings Bank under which the company was paid $30,713 in 2008.

The following table shows the compensation paid to our non-employee directors for the year ended December 31, 2008. Directors who are employees of First Financial or any of its subsidiaries are not compensated for their services as directors; accordingly, compensation information for Victor Karpiak, who is our President and Chief Executive Officer, is included in the section entitled "Executive Compensation." We do not offer any non-equity incentive compensation; therefore, this column has been omitted from the table.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)(2)	Option Awards ($)(1)(3)	Change in Pension Value and Nonqualified Deferred Compen-sation Earnings ($)	All Other Compen-sation ($)(4)	Total ($)
Harry A. Blencoe	41,500	24,352	18,102	(5)	56,686(6)	140,640
Joann E. Lee	70,500	31,491	18,102	--	3,825	123,918
Gary F. Kohlwes	77,800	31,491	18,102	--	3,825	131,218
Robert L. Anderson	48,800	24,352	18,102	--	2,958	94,212
Gerald Edlund	45,450	24,352	18,102	--	33,671(7)	121,575
Robert W. McLendon	46,300	24,352	18,102	--	2,958	91,712
Gary F. Faull	66,800	31,491	18,102	--	3,825	120,218
William A. Longbrake (8)	12,600	--	--	--	--	12,600

(1)   Represents the dollar amount recognized for financial statement reporting purposes in 2008, calculated pursuant to the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"). For a discussion of valuation assumptions, see Note 15 of the Notes to Consolidated Financial Statements in First Financial's Annual Report on Form 10-K for the year ended December 31, 2008.

(2)   Consists of the following awards of restricted stock, all made on August 21, 2008: 34,834 shares to Director Blencoe, with an aggregate grant date fair value of $347,643; 45,000 shares to each of Directors Lee, Kohlwes and Faull with an aggregate grant date fair value of $449,100 each; and 34,800 shares to each of Directors Anderson, Edlund and McLendon with an aggregate grant date fair value of $347,304 each. All awards vest pro-rata over a five-year period from the award date, with the first 20% scheduled to vest on August 21, 2009. As of December 31, 2008, the directors had an aggregate of 274,234 shares of restricted stock outstanding.

(3)   Consists of the following awards of stock options, all made on July 3, 2008: options to purchase 97,944 shares of common stock to Director Blencoe, with an aggregate grant date fair value of $957,892; and options to purchase 97,940 shares of common stock to each of Directors Lee, Kohlwes, Anderson, Edlund, McLendon and Faull, with an aggregate grant date fair value of $957,853 each. All awards vest pro-rata over a five-year period from the award date, with the first 20% scheduled to vest on July 3, 2009. As of December 31, 2008, the directors had aggregate awards of options to purchase 685,584 shares of common stock outstanding.

(4)   Unless otherwise noted, consists of dividends received on restricted stock.

(5)   The present value of Director Blencoe's supplemental retirement agreement (described below) decreased by $6,000 in 2008.

(6)   Represents $53,725 in compensation received pursuant to Director Blencoe's supplemental retirement agreement, as well as $2,961 in dividends received on restricted stock.

(7)   Director Edlund is a principal in Edlund Associates, Inc., a landscape architect firm; represents $30,713 in indirect compensation received through his firm pursuant to a landscape maintenance contract, as well as $2,958 in dividends received on restricted stock.

(8)   Director Longbrake was appointed to the Board of Directors in September 2008.

Each director of First Financial is also a director of First Savings Bank. The directors received no additional compensation for attendance at any meeting of First Financial's Board of Directors during the year ended December 31, 2008. The directors are compensated for their service on First Savings Bank's Board of Directors. Non-employee directors of First Savings Bank receive a semi-annual retainer of $9,000, a fee of $1,200 for each Board meeting attended and a fee of $550 per committee meeting attended with the Committee Chair receiving an additional $400 per meeting.

First Savings Bank's Compensation Committee recommends to the Board of Directors the amount of fees paid for service on the Board. For 2009, the Committee recommended increasing the directors' fees to a $10,000 semi-annual retainer and leaving all other fees at the 2008 levels. These recommendations were accepted by the Board of Directors.

Director Blencoe is the former Chief Executive Officer of First Savings Bank. In 1991, First Savings Bank entered into an Executive Supplemental Retirement Plan Participation Agreement with him to provide certain benefits upon his normal retirement, early retirement or death prior to retirement. Director Blencoe retired effective as of December 31, 2004, which constituted normal retirement under the agreement. The agreement provides him with a monthly payment of $4,477 for a total of 180 months. As of December 31, 2008, payments will continue for 132 months, or 11 years. In the event of Director Blencoe's death before all payments are made, First Savings Bank will continue making the payments to his designated beneficiary until a total of 180 payments have been made.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

In this section, we will give an overview of our compensation program, the material compensation decisions we have made under the program and the material factors that we considered in making those decisions. Following this discussion, in the section entitled "Executive Compensation," we provide a series of tables containing specific information about the compensation earned or paid in 2008, 2007 and 2006 to the following officers, who are known as our named executive officers:

Victor Karpiak, Chairman, President and Chief Executive Officer
Kari A. Stenslie, Vice President and Chief Financial Officer
David G. Kroeger, Executive Vice President and Chief Lending Production Officer
Robert H. Gagnier, Senior Vice President and Chief Lending Administrative Officer
Roger Elmore, Senior Vice President and Chief Operating Officer

All compensation matters concerning our executive and non-executive officers are made at the sole discretion of the Compensation Committee which is comprised of all independent directors. Compensation determinations are made based on the Compensation Committee's independent review of management recommendations and peer group surveys, for both base salary and total compensation. The peer group data is derived from the Northwest Financial Industry Survey prepared by Milliman, Inc., a global firm of consultants and actuaries serving the full spectrum of business, governmental and financial organizations since 1947, and in association with the Washington Financial League, the Washington Bankers Association and the Oregon Bankers Association. Mr. Karpiak's role is limited to providing information regarding the executive and non-executive officers to the Compensation Committee Chair, which includes salary and bonus histories for the past three years, performance highlights, level of responsibility and compensation recommendations for each officer. Mr. Karpiak does not provide any recommendation with respect to his individual compensation. Salary levels are provided as a specific dollar amount and are based on a range between the 50th and 75th percentile of the peer group data provided by the above-referenced survey relative to the officer's responsibilities and professional development. Following receipt of this information, the Compensation Committee Chair reviews the selected materials along with supplemental information independently acquired. Her analysis is then incorporated into a summary packet which is provided to the Compensation Committee for their review prior to a regularly scheduled meeting. At the committee meeting, the Chair makes salary and bonus recommendations which are considered by the committee, however, the Compensation Committee makes the final decision and may adjust the compensation levels until a unanimous agreement is reached. In their deliberations, the Compensation Committee focuses on corporate performance, position emphasis, retention issues and management development. To further supplement their analysis, the Compensation Committee has contracted with the Amalfi Group, a nationally recognized compensation consulting firm, for a current year review with an emphasis on transitioning from our current form of incentive compensation, which is largely subjective, to that of one based on pre-established goals and objectives with a defined measuring matrix.

In 2008, the Board of Directors implemented the 2008 Equity Incentive Plan as previously approved by shareholders. As part of this process, the Directors appointed an Awards Committee which consists of the Chairs of the three independent Board committees (the Audit, Compensation, and Nominating and Corporate Governance committees). The awards were granted to directors, named executive officers, senior management and all mid-management levels, in accordance with values assigned by the Awards Committee to the various management components. Granting equity-based awards serves as long-term incentive compensation because it provides incentives for the participants to remain employed by First Savings Bank through use of vesting schedules, therein minimizing staff turnover in key positions and stabilizing general management for an extended period. This approach benefits our successful transition from a mutual organization to that of a public company and provides continuity for growth, franchise development and shareholder value.

The discussion below is intended to help you understand the detailed information provided in the executive compensation tables and put that information into context within our overall compensation program.

Compensation Philosophy and Objectives. Our overall goal in compensating executive officers is to attract, retain and motivate key executives of proven ability who are critical to our future success. We believe that short-term incentive compensation paid to executive officers should be directly aligned with our performance and that compensation should be structured to ensure achievement of financial and operational goals along with other factors that impact corporate value. Our long-term incentive is in the form of a supplemental retirement plan, which is tied to longevity.

Our compensation decisions with respect to executive officer salaries and incentive compensation are influenced by (1) the executive's level of responsibility and function within the organization, (2) the overall performance and profitability of First Savings Bank and (3) our assessment of the competitive marketplace, including other peer companies. Our philosophy is to focus on total direct compensation opportunities through a mix of base salary and annual incentive compensation.

Compensation Program Elements. The compensation program for executive officers consists of the elements described below.

Pay Element	What It Rewards	Purpose
Base Salary	Core competence in the executive's role relative to skills, experience and contributions to First Financial and First Savings Bank	Provide fixed compensation based on competitive market price
Annual Incentive Compensation	Contributions toward First Savings Bank's achievement of specified pre-tax profit	Provides annual performance based cash incentive compensation
Long-term Incentive (Equity-based) Compensation		
Retirement Benefits	Executive officers are eligible to participate in employee benefit plans available to our eligible employees, including both tax-qualified and nonqualified retirement plans.	
	The Chief Executive Officer and Chief Lending Administrative Officer have supplemental retirement agreements, which entitles each officer to additional retirement benefits subject to meeting certain minimum age and service requirements	Provides a long-term incentive for the retention of key officers

13

Pay Element	What It Rewards	Purpose
Additional Benefits and Perquisities	Executives participate in employee benefit plans generally available to our employees, including medical insurance	These benefits are part of our broad-based total compensation program
	The Chief Executive Office and the Chief Lending Production Officer receive a car allowance	Assists in executive responsiveness for community based travel requirements

The Compensation Committee of First Savings Bank has the responsibility for establishing and reviewing our compensation philosophy and objectives. In this role, the Committee has sought to design a compensation structure that attracts and retains qualified and experienced officers and, at the same time, is reasonable and competitive. Although First Savings Bank became a stock savings bank as a result of the mutual holding company reorganization in 2002, compensation paid to employees, officers and directors has consisted primarily of cash compensation, salary and bonuses, and retirement benefits; however, in 2008, shareholders approved our 2008 Equity Incentive Plan and we expect that equity-based compensation will be a more significant component of compensation in the future.

Pay Philosophy and Competitive Standing. In general, we seek to provide competitive pay by targeting a range between the 50th and 75th percentiles relative to a peer group for total compensation opportunities, including salaries and incentive compensation. To achieve the percentile positioning for the total cash compensation component and yet maintain an effective efficiency ratio and excellent asset quality, we emphasize the fixed salary pay with less opportunity for performance-based bonuses.

With the assistance of Milliman, Inc., we receive and analyze competitive market data contained in the Northwest Financial Industry Salary Survey every year. The data is independently collected by Milliman and represents approximately 116 Northwest financial institutions ranging in asset size from $64.0 million to $12.1 billion. The data is then grouped by collective asset sizes with the information adequately reflecting the complexities and compensation levels of peer group institutions. We compare compensation paid to our named executive officers with compensation paid to executive officers in comparable positions at similar size institutions. Our peer group consists of the following financial institutions:

AmericanWest Bank	LibertyBank
Bank of the Cascades	Pacific Continental Bank
Banner Bank	Panhandle State Bank
Cascade Bank	Peoples Bank
Cashmere Valley Bank	Sterling Savings Bank
Columbia Bank	Venture Bank
First Independent Bank	Washington Trust Bank
Frontier Bank	West Coast Bank
HomeStreet Bank	Yakima Federal Savings and Loan Association
Horizon Bank	

The peer group institutions range in asset size from $930 million to $12.1 billion, with an average asset size of $2.5 billion. They are located in the States of Washington, Oregon and Idaho. The peer group was selected based on asset size and geographic location. The Compensation Committee primarily uses the information from institutions of over $1 billion in assets but may consider information of smaller institutions as well.

Base Salary. Mr. Karpiak makes initial recommendations to the Compensation Committee Chair that are based on the peer group data contained in the survey prepared by Milliman. Given the independence of the data on which Mr. Karpiak bases his recommendations, his recommendations historically have very rarely been modified by the Compensation Committee. However, for 2009 the Compensation Committee elected to substantially modify the recommendations and established executive management salaries in accordance with their independent philosophy. For 2009, the Compensation Committee determined the base salaries of Messrs. Karpiak, Kroeger, Gagnier and Elmore and

Ms. Stenslie and submitted these determinations to the full Board of Directors for review. Mr. Karpiak, the only named executive officer who is also a member of the Board, did not participate in discussions regarding his own compensation. In setting base salary, the Compensation Committee used the information provided by Milliman, and also considered each executive's experience and tenure, our overall annual budget for merit increases, the executive's individual performance and changes in responsibility. The determination of the named executive officers' base salary is a subjective determination with no specific criteria considered and, consequently, no particular weight is given to any single factor. The 2009 base salaries for Messrs. Karpiak, Kroeger, Gagnier, Elmore and Ms. Stenslie are $388,500, $181,000, $155,500, $162,000 and $158,000, respectively, reflecting increases of approximately 3.6%, 2.8%, 3.6% 4.5% and 5.3%, respectively, from 2008 salaries. The nominal salary increase was a result of the Compensation Committee's determination that the substantial increases of prior years, has brought the compensation levels in line with peer group and as a result management is now being fairly compensated. Ms. Stenslie was hired effective as of February 19, 2008. The Compensation Committee believes that the base salaries paid to each member of the senior management team is commensurate with the individual's duties, performance and range for the industry compared with financial institutions of similar size within First Savings Bank's region. Salary levels are reviewed annually and base salary is not targeted at any particular percent of total compensation.

Annual Incentive Compensation. Mr. Karpiak makes initial recommendations to the Compensation Committee that are based on the peer group data contained in the survey prepared by Milliman. Given the independence of the data on which Mr. Karpiak bases his recommendations, his recommendations have very rarely been modified by the Compensation Committee. Our Annual Incentive Plan provides our executive officers and staff with an opportunity to earn annual cash bonuses based on our corporate performance as measured by our earnings, asset and loan growth. The annual cash bonuses are determined at the discretion of the Compensation Committee based on the individual's performance with percentages and dollar amounts set without guarantee or commitment. The determination of the individual's performance is a subjective determination using various measures, including but not limited to leadership, personal efforts, and corporate commitment. Annual bonuses for the named executive officers are determined by the Compensation Committee from a bonus pool for all employees that, for fiscal 2008, represented 5.7% of pre-tax income. The Committee determines the aggregate amount from that pool that is paid to the named executive officers based on their base salary. As part of its determination, the Compensation Committee considered the external compensation survey described above and determined that the aggregate and individual cash bonus amounts were commensurate with the performance of First Savings Bank and the named executive officers during the year. The cash bonuses paid for 2008 were 5.4% of total compensation as compared to 11.06% of total compensation in 2007. Due to the current economic climate and the strain on asset quality impacting earnings, the Compensation Committee determined that bonuses will be at a substantially reduced level for all executive management.

Long-term Incentive Compensation. A key component of management stability and institutional growth is the ability of a company to provide long term incentives for its human resource assets. Turnover of quality personnel would cause detrimental consequences by limiting a proactive approach to acting on available opportunities and securing corporate objectives. As an understanding of this in 2008, our shareholders approved the 2008 Equity Incentive Plan, under which directors, officers and employees may receive awards of stock options, stock appreciation rights, restricted stock and restricted stock units. We believe that stock ownership by our officers is a significant factor in aligning the interests of the officers with those of shareholders. The ability to offer equity-based compensation provides a means for attracting and retaining directors and employees, and also provides an incentive to directors and employees to improve the long-term performance and market value of First Financial. Equity-based compensation serves as a long-term incentive because it generally has a five-year vesting schedule.

The Awards Committee, which consist of the chairs of our Audit, Compensation, and Nominating and Corporate Governance committees, makes awards under the Equity Incentive Plan. The committee made the initial grants of stock options and restricted stock in July and August 2008, respectively. All grants vest over a five-year period from the date of the award, and were granted at, or with an exercise price of, the fair market value of First Financial's common stock on the date of grant. The initial grants were determined by the Awards Committee based upon the stock option and restricted stock grant practices of then recently completed mutual to stock conversions, and the committee's desire to provide such long-term incentive compensation to the officers and directors of First Savings Bank. The size of the individual grants to directors and executive officers was based upon the respective individual's role and position within First Financial and an evaluation of competitive market data. The Awards Committee granted a total of 1,423,524 stock options and 748,234 shares of restricted stock, awarded as follows: 44% to non-employee directors; 9% to the Chairman, President and Chief Executive Officer; 24% to other executive officers; 12% to non-executive officers and managers; and 11% to non-management employees.

In the future, the Awards Committee will evaluate whether awards of stock options and restricted stock should be provided to specific directors, officers or employees. Any such award is granted on a discretionary basis by the committee upon consideration of the following factors: Corporate performance, professional tenure, contributory value, and anticipated future management role with respect to developing and implementing corporate objectives, financial goals and growth incentives.

Retirement Benefits. First Savings Bank maintains the First Savings Bank Profit Sharing 401(k) Savings Plan (the "401(k) plan") for the benefit of all of its eligible employees, including the named executive officers. The 401(k) plan is intended to be a tax-qualified retirement plan under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended. Employees of First Savings Bank who have completed one year of service and who have attained age 18 are eligible to participate in the 401(k) plan. Generally, participants direct the investment of the plan assets.

For 2008, participants could contribute up to $15,500 of their annual compensation through a pre-tax salary reduction election. Participants 50 years of age or more could elect to make an additional $5,000 pre-tax salary reduction election. First Savings Bank matches the first 6% of a participant's pre-tax salary reduction contribution at the rate of 100%. To be eligible for a matching contribution, the participant must be actively employed on the pay period for which the match is allocated. Participants are at all times 100% vested in their salary reduction contributions; however, their related matching contributions are subject to a vesting period. For the fiscal year ended December 31, 2008, First Savings Bank incurred a matching contribution-related expense of approximately $209,498 in connection with the 401(k) plan. For the 401(k) plan's fiscal year ended December 31, 2008, employees contributed approximately $273,859 to the 401(k) plan.

First Savings Bank also maintains executive supplemental retirement agreements, in which Messrs. Karpiak and Gagnier participate. The agreements are intended to provide supplemental benefits upon the executive's normal retirement or death prior to retirement. In the case of Mr. Gagnier, the agreement provides for an annual pension of $60,000 upon attaining age 62 and for Mr. Karpiak, the agreement provides for an annual pension of $78,000 upon attaining age 60. In each case, the benefit commences following the participant's separation from service, subject to a six-month delay to comply with federal tax laws affecting nonqualified deferred compensation plans, and is paid in monthly installments over 15 years. In the event of an executive's death prior to retirement but while still employed by First Savings Bank, the executive's designated beneficiary would receive a lump sum benefit of $200,000.

Additional Benefits and Perquisites. At First Savings Bank, an important part of our total compensation plan is the employee benefits program. We offer a comprehensive and flexible benefits plan on a non-discriminatory basis to support the basic health, welfare and retirement needs of all of our employees, including our named executive officers. The primary elements of the benefits plan include medical/dental/vision plans, paid time off for vacation and illness (including vacation leave not taken), tuition reimbursement, bereavement leave and training. We also offer various fringe benefits to all of our employees, including our named executive officers, as well as group policies for medical insurance. We provide medical coverage at no cost to employees, with the employee being responsible for a portion of the dependent's premium. Our Chief Executive Officer and the Chief Lending Production Officer receive an automobile allowance. The Compensation Committee believes these benefits are appropriate and assist the officers in fulfilling their employment obligations.

The named executive officers, along with all eligible employees, participate in our ESOP. Each eligible participant is allocated the same proportion that the participants compensation for the plan year bears to the total compensation of eligible participants for that year, subject to certain limitations regarding how much compensation is taken into account and how much can be allocated to a participant for a year.

Additional Considerations. Market data, individual performance, retention needs and internal pay equity have been the primary factors considered in decisions to adjust compensation materially. The accounting and tax treatment of compensation generally has not been a factor in determining the amounts of compensation for our executive officers.

However, the Compensation Committee and management have considered the accounting and tax impact of various program designs to balance the potential cost to First Savings Bank with the benefit/value to the employee.

Compensation Consultant. The Compensation Committee has retained the services of Amalfi Consulting LLC to assist in developing an incentive program and provide guidance in future salary determinations.

Role of Executive Officers in Determining Compensation. Our Chief Executive Officer recommends to the Compensation Committee Chair base salary and actual bonus payouts for our named executive officers and all other officers (other than himself). Mr. Karpiak makes these recommendations to the committee based on data and analysis provided by Milliman in association with the Washington Financial League, the Washington Bankers Association and the Oregon Bankers Association, and qualitative judgments regarding individual performance. Mr. Karpiak is not involved with any aspect of determining his own compensation as that function is performed by the Compensation Committee utilizing independent data contained in the Northwest Financial Industry Salary Survey prepared by Milliman in association with the Washington Financial League, the Washington Bankers Association and the Oregon Bankers Association.

The compensation paid to Mr. Karpiak is determined by the Compensation Committee based upon a review of First Savings Bank's performance in comparison to the peer group included in the Northwest Financial Industry Salary Survey prepared by Milliman. The final compensation level is based on the peer group analysis contained in the survey and consideration is also given to First Savings Bank's asset size, balance sheet complexity, corporate direction and management structure. No particular weight is given to any of these factors by the Compensation Committee and the final compensation level is based on a subjective determination by the Compensation Committee.

Compensation Committee Report

The Compensation Committee of First Savings Bank's Board of Directors has submitted the following report for inclusion in this Proxy Statement:

We have reviewed and discussed the Compensation Discussion and Analysis contained in this Proxy Statement with management. Based on the Committee's review of and the discussion with management with respect to the Compensation Discussion and Analysis, we recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

The foregoing report is provided by the following directors, who constitute the Committee:

The Compensation Committee:

Joann E. Lee (Chair)	Dr. Gary F. Kohlwes
Robert W. McLendon	Robert L. Anderson
Gerald Edlund	Gary F. Faull

This report shall not be deemed to be incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, and shall not otherwise be deemed filed under such acts.

Executive Compensation

Summary Compensation Table. The following table shows information regarding 2008, 2007 and 2006 compensation for our named executive officers. We do not currently offer any non-equity incentive compensation; therefore, this column has been omitted from the table.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($) (2)	Option Awards ($)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(3)	All Other Compensation ($)(4)	Total ($)
Victor Karpiak	2008	375,000	50,000	67,181	18,102	411,753	118,417	1,040,453
Chairman, President and	2007	250,000	125,000	--	--	150,503	31,233	556,736
Chief Executive Officer	2006	195,000	80,000	--	--	166,747	29,136	470,883
Kari A. Stenslie (5)	2008	141,373	15,000	20,562	9,241	--	7,206	193,382
Vice President and								
Chief Financial Officer								
David G. Kroeger	2008	176,000	20,000	20,562	9,241	52,000	91,578	369,381
Executive Vice President and	2007	168,000	30,000	--	--	27,000	31,979	256,979
Chief Lending Production Officer	2006	160,000	40,000	--	--	--	14,159	214,159
Robert H. Gagnier	2008	150,000	17,500	20,562	9,241	261,634	82,000	540,937
Senior Vice President and	2007	135,000	30,000	--	--	114,958	17,451	297,409
Chief Lending Administrative Officer	2006	120,000	30,000	--	--	133,422	15,645	299,067
Roger Elmore	2008	155,000	22,500	20,562	9,241	13,000	85,030	305,333
Senior Vice President and	2007	115,000	35,000	--	--	5,000	18,830	173,830
Chief Operating Officer	2006	105,000	25,000	--	--	3,000	17,099	150,099

(1) Reflects the value of cash incentive bonuses paid out under our Annual Incentive Plan.
(2) Represents the dollar amount recognized for financial statement reporting purposes for awards and grants made in 2008, calculated pursuant to the provisions of FAS 123R. For a discussion of valuation assumptions, see Note 15 of the Notes to Consolidated Financial Statements in First Financial's Annual Report on Form 10-K for the year ended December 31, 2008.
(3) Reflects the increase in actuarial present values of each executive officer's accumulated benefits under our Pension Plan and with respect to Mr. Karpiak and Mr. Gagnier, our Supplemental Retirement Plan. Mr. Kroeger began participating in the Pension Plan in 2007.
(4) Please see the table below for more information on the other compensation paid to our executive officers in 2008.
(5) Ms. Stenslie was hired on February 19, 2008.

All Other Compensation. The following table sets forth details of "All other compensation," as presented above in the Summary Compensation Table. The amounts reflected constitute contributions by First Financial or First Savings Bank for 2008.

Name	401(k) Plan Contribution ($)	ESOP Contribution ($)	Dividends on Unvested Restricted Stock ($)	Medical Premium ($)	Company Car Allowance ($)	Total ($)
Victor Karpiak	10,500	79,961	8,160	13,796	6,000	118,417
Kari A. Stenslie	4,486	N/A	2,720	--	--	7,206
David G. Kroeger	4,874	71,125	2,720	6,859	6,000	91,578
Robert H. Gagnier	9,000	56,484	2,720	13,796	--	82,000
Roger Elmore	9,300	60,080	2,720	12,930	--	85,030

Employment Agreement for Chief Executive Officer. We entered into an employment agreement with Victor Karpiak on October 17, 2007. The agreement has an initial term of three years and on each anniversary of October 17, 2007, the term of the agreement will be extended for an additional year unless notice is given by the Board to Mr.

Karpiak, or vice versa, at least 90 days prior to the anniversary date. The current base salary level for Mr. Karpiak is $375,000, which is paid by First Savings Bank and may be increased at the discretion of the Board of Directors or an authorized committee of the Board. Under the agreement, Mr. Karpiak is eligible to participate in all plans of First Financial and First Savings Bank relating to pension, retirement, thrift, profit-sharing, savings, group or other life insurance, hospitalization, medical and dental coverage, travel and accident insurance, education, cash bonuses, and other retirement or employee benefits or combinations thereof, as well as any equity-based plans in which First Financial's or the Bank's executive officers are eligible to participate. The agreement provides that compensation may be paid in connection with the termination of Mr. Karpiak's employment under a variety of scenarios, as described below under "Potential Payments Upon Termination."

Severance Arrangements. We entered into a change in control severance agreement with Roger Elmore on October 17, 2007. The agreement has a term of three years. On each anniversary of October 17, 2007, the term of the agreement may be extended for an additional year at the discretion of the Board or an authorized committee of the Board. The severance agreement would provide for a severance payment and other benefits if Mr. Elmore is involuntarily terminated because of a change in control of First Financial Northwest and First Savings Bank, as described below under "Potential Payments Upon Termination."

In connection with the conversion, we established the First Savings Bank Northwest Employee Severance Compensation Plan. The plan provides eligible employees with severance pay benefits in the event of a change in control of First Savings Bank or First Financial Northwest, as described below under "Potential Payments Upon Termination." Ms. Stenslie, and Messrs. Kroeger and Gagnier are covered by this plan.

Grants of Plan-Based Awards

The following table shows information regarding grants of plan-based awards available to our named executive officers for 2008. We do not have any non-equity incentive plans; therefore, these columns have been omitted from the table below.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Victor Karpiak	07/03/08		97,940	9.78	188,270
	08/21/08	96,000			958,080
Kari A. Stenslie	07/03/08		50,000	9.78	96,115
	09/10/08	32,000			345,600
David G. Kroeger	07/03/08		50,000	9.78	96,115
	09/10/08	32,000			345,600
Robert H. Gagnier	07/03/08		50,000	9.78	96,115
	09/10/08	32,000			345,600
Roger Elmore	07/03/08		50,000	9.78	96,115
	09/10/08	32,000			345,600

Outstanding Equity Awards

The following information with respect to outstanding stock and option awards as of December 31, 2008 is presented for the named executive officers.

19

		Option Awards (1)				Stock Awards (2)	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expira- tion Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Victor Karpiak	07/03/08	--	97,940	9.78	07/03/18		
	08/21/08					96,000	896,640
Kari A. Stenslie	07/03/08	--	50,000	9.78	07/03/18		
	09/10/08					32,000	298,880
David G. Kroeger	07/03/08	--	50,000	9.78	07/03/18		
	09/10/08					32,000	298,880
Robert H. Gagnier	07/03/08	--	50,000	9.78	07/03/18		
	09/10/08					32,000	298,880
Roger Elmore	07/03/08	--	50,000	9.78	07/03/18		
	09/10/08					32,000	298,880

(1)	Option grants vest pro rata over a five-year period from the grant date, with the first 20% vesting one year after the grant date.
(2)	Restricted share awards vest pro rata over a five-year period from the award date, with the first 20% vesting one year after the grant date.

Pension Benefits. The following table provides information regarding participation in plans that provide specified retirement payments and benefits to the named executive offers.

Name	Plan Name	Number of Years Credited Service (#)(1)	Present Value of Accumulated Benefit ($)(2)	Payments During Last Fiscal Year ($)
Victor Karpiak	Pension Plan	27.833	664,000	--
	Supplemental Retirement Agreement	15.000	616,395	--
Kari A. Stenslie (3)	Pension Plan	--	--	--
David G. Kroeger	Pension Plan	1.917	79,000	--
Robert H. Gagnier	Pension Plan	21.833	470,000	--
	Supplemental Retirement Agreement	15.000	581,841	--
Roger Elmore	Pension Plan	3.167	22,000	--

(1)	For the Pension Plan, reflects years vested. For the supplemental retirement agreement, reflects benefit period.
(2)	Pension Plan accumulated benefits are based on the present value of accumulated future payments over an anticipated post retirement life of 20 years using a 6.68% discount rate. Supplemental retirement agreement accumulated benefits reflect the present value of 180 future annual payments at the eligibility date using a 5.25% discount rate.
(3)	Ms. Stenslie is not yet vested in the Pension Plan.

First Savings Bank is a participant in a multiple-employer sponsored plan (the "pension plan"), which provides a benefit upon retirement to eligible employees of First Savings Bank. In general, all employees except those under specific agreement, who meet the minimum requirements of one year of service, attainment of age 21 and complete 1,000 hours of service in the 12 consecutive months following enrollment are eligible to participate. Upon completion of five years of employment with First Savings Bank, the employee is 100% vested. There is no provision for partial vesting. The service amounts shown in the table above represent actual years of service with First Savings Bank. No additional years of credited service have been granted to any named executive officer under the pension plan.

Several forms of benefit payments are available under the pension plan. The pension plan offers a life annuity option, a 100% joint and survivor option with a ten-year certain feature, a 50% joint and survivor benefit option and a customized option. The benefit option must be elected by the participant before benefit payments begin. Benefits are based upon two percent times the number of years of service with First Savings Bank times the average of the participant's salary during the five years he or she was most highly compensated. Salary is defined as base rate of pay and does not include overtime, bonuses and other compensation. A participant's full benefit under the pension plan is payable at age 65 with at least five years of benefit service, which is considered normal retirement. Early retirement benefit payments are available under the pension plan to participants upon attainment of age 45 and completion of five years of benefit service. Annual benefits are reduced three percent for each year of payment before normal retirement based on the benefit formula described above. As of December 31, 2008, Messrs. Karpiak and Gagnier were eligible for early retirement benefits.

The executive supplemental retirement agreement provides benefits in addition to those provided by the pension plan. In the case of Mr. Gagnier, the agreement provides for an annual pension of $60,000 upon attaining age 62 and for Mr. Karpiak, the agreement provides for an annual pension of $78,000 upon attaining age 60. In each case, the benefit commences following the participant's separation from service, subject to a six-month delay to comply with federal tax laws affecting nonqualified deferred compensation plans, and is paid in monthly installments over 15 years. In the event of an executive's death prior to retirement but while still employed by First Savings Bank, the executive's designated beneficiary would receive a lump sum benefit of $200,000. As of December 31, 2008, neither Mr. Gagnier nor Mr. Karpiak were eligible for retirement benefits under the agreement. There is a pre-retirement death benefit to the participant's estate in the amount of $200,000.

Benefits earned under the agreements are paid from First Savings Bank's assets. It is management's intent to informally fund those payments with its bank-owned whole life insurance policies. The aggregate death benefit coverage from these policies is $2.8 million. First Savings Bank is the beneficiary of these policies, and no participants will derive any personal benefits as a result of these policies.

Potential Payments Upon Termination

We have entered into agreements with the named executive officers that provide for potential payments upon disability, termination and death. These agreements are discussed in further detail following the table below. In addition, the pension plan and executive supplemental retirement agreement discussed above provide for payments upon early retirement or normal retirement. The following table shows, as of December 31, 2008, the value of potential payments and benefits following a termination of employment under a variety of scenarios.

	Involuntary Termination ($)	Involuntary Termination Following Change in Control ($)	Early Retirement ($)	Normal Retirement ($)	Disability ($)	Death ($)
Victor Karpiak						
Employment Agreement	375,000	1,121,250	--	--	--	--
Pension Plan	--	--	782,733	997,488	1,168,261	894,372
Supplemental Retirement Agreement	--	--	--	1,170,000	--	200,000
Kari A. Stenslie						
Employee Severance Compensation Plan	--	150,000	--	--	--	--
David G. Kroeger						
Employee Severance Compensation Plan	--	176,000	--	--	--	--
Pension Plan	--	--	--	120,571	--	209,744

	Involuntary Termination ($)	Involuntary Termination Following Change in Control ($)	Early Retirement ($)	Normal Retirement ($)	Disability ($)	Death ($)
Robert H. Gagnier						
Employee Severance Compensation Plan	--	225,000	--	--	--	--
Pension Plan	--	--	465,847	604,760	529,372	523,392
Supplemental Retirement Agreement	--	--	--	900,000	--	200,00
Roger Elmore						
Severance Agreement	--	463,450	--	--	--	--
Pension Plan	--	--	--	204,149	--	190,142

_____

(1)   Messrs. Kroeger and Elmore are not yet eligible for early retirement as the Pension Plan requires five years' employment prior to vesting. Ms. Stenslie is not yet eligible to participate as the Pension Plan has a one year waiting period.

Employment Agreement for Chief Executive Officer. Victor Karpiak's employment agreement provides for payments in the event of disability, death or termination. If Mr. Karpiak becomes entitled to benefits under the terms of our then-current disability plan, if any, or becomes otherwise unable to fulfill his duties under the employment agreement, he shall be entitled to receive such group and other disability benefits as are then provided for executive employees. In the event of Mr. Karpiak's disability, his employment agreement will not be suspended, except that the obligation to pay his salary shall be reduced in accordance with the amount of any disability income benefits he receives such that, on an after-tax basis, he realizes from the sum of disability income benefits and his salary the same amount as he would realize on an after-tax basis from his salary if he had not become disabled. Upon a resolution adopted by a majority of the disinterested members of the Board of Directors or an authorized committee, we may discontinue payment of Mr. Karpiak's salary beginning six months after a determination that he has become entitled to benefits under the disability plan or is otherwise unable to fulfill his duties under the employment agreement. If Mr. Karpiak's disability does not constitute a disability within the meaning of Section 409A of the Internal Revenue Code, then payments under the employment agreement will not begin until the earlier of the executive's death or the sixth month anniversary of his separation from service.

In the event of Mr. Karpiak's death while employed under the employment agreement and prior to any termination of employment, we will pay to his estate, or such person as he may have previously designated, the salary which was not previously paid to him and which he would have earned if he had continued to be employed under the agreement through the last day of the month in which he died, together with the benefits provided under the employment agreement through that date.

Mr. Karpiak's employment agreement also provides for benefits in the event of his involuntary termination. If Mr. Karpiak's employment is terminated for any reason other than cause, or change in control, or he terminates his own employment because of a material diminution of or interference with his duties, responsibilities or benefits, including any of the following actions unless consented to: (1) a requirement that he be based at any place other than Renton, Washington, or within a radius of 35 miles from the location of First Financial's administrative offices; (2) a material demotion; (3) a material reduction in the number or seniority of personnel reporting to him or a material reduction in the frequency with which, or in the nature of the matters with respect to which such personnel are to report to him; (4) a reduction in his salary or a material adverse change in his perquisites, benefits or vacation; (5) a material permanent increase in the required hours of work or his workload; or (6) the failure of the Boards of Directors to elect him as President and Chief Executive Officer or any action by the Boards removing him from this office, we must pay to Mr. Karpiak during the remaining term of his employment agreement the salary at the rate in effect immediately prior to the date of termination. We would also be required to provide Mr. Karpiak during the remaining term of his agreement substantially the same group life insurance, hospitalization, medical, dental, prescription drug and other health benefits, and long-term disability insurance (if any) for the benefit of Mr. Karpiak and his dependents and beneficiaries who would have been eligible for such benefits if he had not suffered involuntary termination.

If Mr. Karpiak's employment is terminated following a change in control of First Financial or First Savings Bank, or he terminates his own employment following a change in control for any of the reasons listed in the previous paragraph, we must pay him a lump sum equal to 299% of his base amount (as defined in Section 280G of the Internal Revenue Code) and must provide during the remaining term of the employment agreement substantially the same group life insurance, hospitalization, medical, dental, prescription drug and other health benefits, and long-term disability insurance (if any) for the benefit of the executive and his dependents and beneficiaries who would have been eligible for such benefits if he had not suffered involuntary termination.

Section 280G of the Internal Revenue Code provides that severance payments that equal or exceed three times the individual's base amount are deemed to be "excess parachute payments" if they are conditioned upon a change in control. Individuals are subject to a 20% excise tax on the amount of such excess parachute payments. If excess parachute payments are made, First Financial Northwest and First Savings Bank would not be entitled to deduct the amount of such excess payments. Mr. Karpiak's employment agreement provides that severance and other payments that are subject to a change in control will be reduced to the extent necessary to ensure that no amounts payable to the executive will be considered excess parachute payments.

Severance Agreement. We have entered into a severance agreement with Mr. Elmore. If First Savings Bank terminates Mr. Elmore's employment, other than for cause, or he terminates his own employment within 12 months following a change in control of First Financial or First Savings Bank for any of the reasons described above in the discussion of Mr. Karpiak's employment agreements, Mr. Elmore would be entitled to payment and benefits. The agreements require that First Savings Bank pay: (1) his salary through the day of termination, including the pro rata portion of any incentive award, (2) continue to pay for the remaining term of the agreement his life, health and disability coverage and (3) pay in a lump sum an amount equal to 299% of his base amount (as defined in Section 280G of the Internal Revenue Code). Any payments to Mr. Elmore under his severance agreement are subject to reduction pursuant to Section 280G of the Internal Revenue Code to avoid excess parachute payments.

Employee Severance Compensation Plan. First Savings Bank established the First Savings Bank Northwest Employee Severance Compensation Plan to provide eligible employees with severance pay benefits in the event of a change in control of First Savings Bank or First Financial. Ms. Stenslie and Messrs. Kroeger and Gagnier are covered by this plan. Potential benefits under the plan are based on an employee's position with First Savings Bank.

Under the plan, in the event of a change in control of First Savings Bank or First Financial Northwest, eligible employees who are terminated or who terminate their employment within one year for reasons specified under the severance plan will be entitled to receive a severance payment. If a participant whose employment has terminated has completed at least one year of service, the participant will be entitled to a cash severance payment equal to three months for service of one to two years, six months for service of two to three years, and six months plus one month for each year of continuous employment over three years up to a maximum of one and one-half times the participant's annual compensation. A participant who is an assistant vice president of First Savings Bank prior to the change in control will receive a minimum payment equal to one-half of the participant's annual compensation. Individuals who are vice presidents and above of First Savings Bank prior to the change in control will receive a minimum payment equal to the participant's annual compensation.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee are Directors Lee, Kohlwes, Anderson, Edlund, McLendon and Faull. None of the members of the Compensation Committee of the First Financial Board of Directors has served as an officer or employee of First Financial or any of its subsidiaries or had any relationships otherwise requiring disclosure.

AUDIT COMMITTEE REPORT

The Audit Committee of the First Financial Board of Directors reports as follows with respect to First Financial's audited financial statements for the fiscal year ended December 31, 2008:

- The Audit Committee has completed its review and discussion of the 2008 audited financial statements with management;

- The Audit Committee has discussed with the independent auditor, KPMG LLP, the matters required to be discussed by Statement on Auditing Standards ("SAS") No. 61, *Communication with Audit Committees*, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T;

- The Audit Committee has received written disclosures and the letter from the independent auditor required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence, and has discussed with the independent auditor the independent auditor's independence; and

- The Audit Committee has, based on its review and discussions with management of the 2008 audited financial statements and discussions with the independent auditor, recommended to the Board of Directors that First Financial's audited financial statements for the year ended December 31, 2008 be included in its Annual Report on Form 10-K.

The foregoing report is provided by the following directors, who constitute the Audit Committee:

Audit Committee:

Dr. Gary F. Kohlwes (Chairman)
Joann E. Lee
Gary F. Faull

This report shall not be deemed to be incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, and shall not otherwise be deemed filed under such acts.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act requires our directors and executive officers, and persons who own more than 10% of First Financial's common stock to report their initial ownership of the common stock and any subsequent changes in that ownership to the SEC. Directors, executive officers and greater than 10% shareholders are required by regulation to furnish us with copies of all Section 16(a) forms they file. The SEC has established filing deadlines for these reports and we are required to disclose in this Proxy Statement any late filings or failures to file. Based solely on our review of the copies of such forms we have received and written representations provided to us by the above referenced persons, we believe that, during the fiscal year ended December 31, 2008, all filing requirements applicable to our reporting officers, directors and greater than 10% shareholders were properly and timely complied with.

PROPOSAL 2 - RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITOR

The Audit Committee of the Board of Directors has appointed Moss Adams LLP as First Financial's independent auditor for the year ending December 31, 2009 and that appointment is being submitted to shareholders for ratification. A representative of Moss Adams LLP is expected to attend the annual meeting to respond to appropriate questions and will have an opportunity to make a statement if he or she so desires.

KPMG LLP served as our independent auditor for the year ended December 31, 2008, and a representative of the firm is expected to attend the meeting, respond to appropriate questions and, if the representative desires, which is not now anticipated, make a statement. First Financial terminated its engagement of KPMG LLP as its independent auditor effective March 11, 2009. The decision to change auditors was approved by our Audit Committee on March 11, 2009.

In connection with the audits for the 2008 and 2007 fiscal years and the subsequent interim period through March 11, 2009, (1) there were no disagreements with KPMG LLP on any matter of accounting principle or practice, financial statement disclosure, auditing scope or procedure, whereby such disagreements, if not resolved to the satisfaction of KPMG LLP, would have caused them to make reference thereto in their report on the financial statements for such years; and (2) there have been no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

We requested that KPMG LLP furnish us with a letter addressed to the SEC, stating whether they agree with the foregoing statements, and if not, stating the respects in which they do not agree. The required letter from KPMG LLP with respect to the above statements made by us was filed as an exhibit to the Current Report on Form 8-K we filed on March 17, 2009.

The reports of KPMG LLP on our financial statements for fiscal years ended December 31, 2008 and 2007 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

First Financial had not consulted with Moss Adams LLP during 2008 or 2007 or the period from January 1, 2009 through March 11, 2009, on either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion Moss Adams LLP might issue on First Financial's financial statements.

The Board of Directors unanimously recommends that you vote "FOR" the ratification of the appointment of Moss Adams LLP as our independent auditor.

The following table sets forth the aggregate fees billed to First Financial and First Savings Bank by KPMG LLP for professional services rendered for the fiscal years ended December 31, 2008 and 2007.

	Years Ended December 31,	
	2008	*2007*
Audit Fees	$391,155	$321,094
Audit-Related Fees	--	--
Tax Fees	34,900	20,350
All Other Fees	--	--

The Audit Committee pre-approves all audit and permissible non-audit services to be provided by the independent auditor and the estimated fees for these services in connection with its annual review of its charter. In considering non-audit services, the Audit Committee will consider various factors, including but not limited to, whether it would be beneficial to have the service provided by the independent auditor and whether the service could compromise the independence of the independent auditor. All of the services provided by KPMG LLP in the year ended December 31, 2008 were approved by the Audit Committee.

MISCELLANEOUS

The Board of Directors is not aware of any business to come before the annual meeting other than those matters described in this Proxy Statement. However, if any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted in respect thereof in accordance with the judgment of the person or persons voting the proxies.

We will pay the cost of soliciting proxies. In addition to this mailing, our directors, officers and employees may also solicit proxies personally, electronically or by telephone without additional compensation. We will also reimburse brokers and other nominees for their expenses in sending these materials to you and obtaining your voting instructions.

Our Annual Report to Shareholders, including the Annual Report on Form 10-K, has been mailed to all shareholders of record as of the close of business on the record date. Any shareholder who has not received a copy of the Annual Report may obtain a copy by writing to the Secretary, First Financial Northwest, Inc., 201 Wells Avenue South, Renton, Washington 98057. The Annual Report is not to be treated as part of the proxy solicitation material or as having been incorporated herein by reference.

SHAREHOLDER PROPOSALS

Proposals of shareholders intended to be presented at next year's annual meeting of shareholders must be received at the executive office at 201 Wells Avenue South, Renton, Washington 98057, no later than December 14, 2009. Any such proposals shall be subject to the requirements of the proxy rules adopted under the Securities Exchange Act, and as with any shareholder proposal (regardless of whether included in our proxy materials), our Articles of Incorporation and Bylaws.

Our Articles of Incorporation provide that in order for a shareholder to make nominations for the election of directors or proposals for business to be brought before a meeting, a shareholder must deliver notice of such nominations and/or proposals to the Secretary not less than 30 nor more than 60 days prior to the date of the meeting; provided that if less than 31 days' notice of the meeting is given to shareholders, such written notice must be delivered not later than the close of business on the tenth day following the day on which notice of the meeting was mailed to shareholders. We anticipate that, in order to be timely, shareholder nominations or proposals intended to be made at the annual meeting must be made by April 20, 2009. As specified in the Articles of Incorporation, the notice with respect to nominations for election of directors must set forth certain information regarding each nominee for election as a director, including the person's name, age, business address and number of shares of common stock held, a written consent to being named in the Proxy Statement as a nominee and to serving as a director, if elected, and certain other information regarding the shareholder giving such notice. The notice with respect to business proposals to be brought before the annual meeting must state the shareholder's name, address and number of shares of common stock held, a brief discussion of the business to be brought before the annual meeting, the reasons for conducting such business at the meeting, and any interest of the shareholder in the proposal.


BY ORDER OF THE BOARD OF DIRECTORS

/s/ Harry A. Blencoe

HARRY A. BLENCOE
SECRETARY


Renton, Washington
April 13, 2009

REVOCABLE PROXY
FIRST FINANCIAL NORTHWEST, INC.

ANNUAL MEETING OF SHAREHOLDERS
MAY 20, 2009

The undersigned hereby appoints the official Proxy Committee of the Board of Directors of First Financial Northwest, Inc. ("First Financial") with full powers of substitution, as attorneys and proxies for the undersigned, to vote all shares of common stock of First Financial which the undersigned is entitled to vote at the annual meeting of shareholders, to be held at the Carco Theatre, located at 1717 SE Maple Valley Highway, Renton, Washington, on Wednesday, May 20, 2009, at 9:00 a.m., local time, and at any and all adjournments thereof, as indicated.

		FOR	WITHHELD
1.	The election as director of the nominees listed below (except as marked to the contrary below). Victor Karpiak Robert W. McLendon William A. Longbrake **INSTRUCTIONS:** To withhold your vote for any individual nominee, write the nominee's name on the line below. ________________________________ ________________________________	[ ]	[ ]

		FOR	AGAINST	ABSTAIN
2.	The ratification of the appointment of Moss Adams LLP as the independent auditor for the year ending December 31, 2009.	[ ]	[ ]	[ ]
3.	In their discretion, upon such other matters as may properly come before the meeting.			

The Board of Directors recommends a vote "FOR" the listed propositions.

This proxy will be voted as directed, but if no instructions are specified, this proxy will be voted for the propositions stated. If any other business is presented at the annual meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, the Board of Directors knows of no other business to be presented at the meeting.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

Should the undersigned be present and elect to vote at the annual meeting or at any adjournment thereof and after notification to the Secretary of First Financial at the meeting of the shareholder's decision to terminate this proxy, then the power of said attorneys and proxies shall be deemed terminated and of no further force and effect.

The undersigned acknowledges receipt from First Financial prior to the execution of this proxy of the Notice of Annual Meeting of Shareholders, a Proxy Statement for the annual meeting of shareholders, and the 2008 Annual Report to Shareholders.

Dated: _____, 2009

_____   _____
PRINT NAME OF SHAREHOLDER   PRINT NAME OF SHAREHOLDER

_____   _____
SIGNATURE OF SHAREHOLDER   SIGNATURE OF SHAREHOLDER

Please sign exactly as your name appears on this proxy card. When signing as attorney, executor, administrator, trustee or guardian, please give your full title. If shares are held jointly, each holder should sign.

Please complete, date, sign and mail this proxy promptly in the enclosed postage-prepaid envelope.